File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

06011384

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

1 March 2006

SUPPL

SEC MAIL RECEIVED MAR 06 2006 WASH. D.C. 18

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

060301 - (Securities & Exchange Commission)(RNS announcement).doc

F/N: 82-

7,370,520	Fidelity Management & Research Company	JPMORGAN CHASE BANK
5,282,535	Fidelity Investment Services Ltd	JP MORGAN, BOURNEMOUTH
4,561,072	Fidelity International Limited	JP MORGAN, BOURNEMOUTH
328,936	Fidelity International Limited	BANK OF NEW YORK BRUSSELS
105,375	Fidelity International Limited	MORGAN STANLEY LONDON
10,973	Fidelity International Limited	BROWN BROS HARRIMN LTD LUX
1,918,727	Fidelity Investments International	BANK OF NEW YORK EUROPE LDN
31,107,027		**GRAND TOTAL ORDINARY SHARES**

END

status list

F/N: 82-

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 15:58 Wed, Mar 1 2006 UK Time

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status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		15:54 1 Mar 06		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 1 March 2006 from Fidelity International on behalf of FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders, of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 31,107,027 ordinary shares of 5p each in TNS, representing 6.93% of the total issued share capital of TNS.

Shares Held	Management Company	Nominee/Registered Name
4,200,161	Fidelity Pension Management	NORTHERN TRUST LONDON
2,319,732	Fidelity Pension Management	BANK OF NEW YORK BRUSSELS
2,197,085	Fidelity Pension Management	STATE STR BK AND TR CO LNDN (S
1,221,672	Fidelity Pension Management	MELLON BANK
1,039,361	Fidelity Pension Management	JP MORGAN, BOURNEMOUTH
278,500	Fidelity Pension Management	HSBC BANK PLC
132,978	Fidelity Pension Management	CLYDESDALE BANK PLC
60,500	Fidelity Management Trust Company	BROWN BROTHERS HARRIMAN AND CO
44,000	Fidelity Management Trust Company	JPMORGAN CHASE BANK
34,900	Fidelity Management Trust Company	STATE STREET BANK AND TR CO

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING
RECEIVED
MAR 06 2006
WASH, D.C. 185 SECTION

3 March 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) Return of Allotment of Shares.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

060303 - (Securities & Exchange Commission)(Form 88(2)).doc

t +44 208 967 2230
f +44 208 967 1446
cheryl.cramer@tns-global.com

Cheryl Cramer
Company Secretarial Assistant

3 March 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotment of shares

I enclose forms 88(2) for the allotment of shares.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped addressed envelope.

Yours faithfully

C. Cramer

Cheryl Cramer

Encs.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 060101\Companies Hse\060303_88(2).doc

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	02	2006	28	02	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	50000	9000	35000
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	223.75 p	136.75 p	237.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 142Cn, Designated ESOS member a/c ESO	Ordinary	94,000
20 Moorgate, London		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 February 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Cheryl Cramer	
TNS House, Westgate, London	
W5 1UA	Tel 0208 967 4421
DX number	DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	02	2006	28	02	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30000	70000	25000
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	232.5 p	213 p	102 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

BLUEPRINT 2000

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	02	2006	28	02	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10 000		
Nominal value of each share	5pence		
Amount (if any) paid or due on each share *(including any share premium)*	195p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address Participant ID 142Cn, Designated ESOS member a/c ESO Mariner House, Pepys Street, London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 135,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 February 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Cheryl Cramer
TNS House, Westgate, London
W5 1UA Tel 0208 967 4421
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	01 02 2006	28 02 2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1826	3905	7086
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share (including any share premium)	131 p	128 p	200 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited	Class of shares allotted	Number allotted
Address Participant Nominees Ltd, Participant ID 092, Members Account ID: Schemes	Ordinary	1,826
UK Postcode		
Name Kari Enberg	Class of shares allotted	Number allotted
Address Intolantie 31, 04500 Kellokoski Finland	Ordinary	3,905
UK Postcode		
Name Mahesh Dhokia	Class of shares allotted	Number allotted
Address 11 Whiteledges, Ealing London	Ordinary	1,687
UK Postcode W13 8JB		
Name Paul Gilham	Class of shares allotted	Number allotted
Address 16 Hibernia Road, Hounslow Middlesex	Ordinary	3,375
UK Postcode TW3 3RY		
Name Nicholas Rawlinson	Class of shares allotted	Number allotted
Address 1 Alexandra Close, South Harrow Middlesex	Ordinary	1,518
UK Postcode HA2 8QA		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ **Date** ______________

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Cheryl Cramer	
TNS House, Westgate, London	
W5 1UA	Tel 0208 967 4421
DX number	DX exchange

Shareholder details		Shares and share class allotted	
Name Rajesh Thaker		Class of shares allotted	Number allotted
Address 106 Lessingham Avenue, Tooting		Ordinary	506
London			
	UK Postcode S W 1 7 8 N F		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2 February 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Cheryl Cramer	
TNS House, Westgate, London	
W5 1UA	Tel 0208 967 4421
DX number	DX exchange